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                                                                    EXHIBIT 23.1


                             ACCOUNTANT'S CONSENT



The Board of Directors and Stockholders
Phytotech, Inc.:

     We consent to the use of our report, included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

     Our report dated March 30, 1998, except as to the last two paragraphs of
Note 1, which are as of April 21, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has insufficient working capital to fund its current operating requirements, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                            KPMG Peat Marwick LLP

Princeton, New Jersey
April 21, 1998